September 26, 2024

Re:	Wang & Lee Group, Inc.
Registration Statement on Form F-3
Filed August 30, 2024
File No. 333-281859

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Wang & Lee Group, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 12, 2024 with respect to the Registration Statement on Form F-3, File No. 333-281859 (“F-3”), submitted on August 30, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-3 (the “Revised F-3”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-3

Description of Debt Securities, page 14

1.	Please revise your registration statement to include a description of the securities to be offered under the indenture. You may refer to Trust Indenture Act C&DI 201.04 for guidance.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on pages 14 to 17 of the Revised F-3.

Exhibits

2.	Prior to effectiveness, please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement and all other instruments defining the rights of the holders of the securities you are registering. Refer to Item 601(b)(4) of Regulation S-K and Trust Indenture Act C&DI 201.02.

Response: In response to the Staff’s comment, the Company respectfully filed the form of senior debt indenture and form of subordinated debt indenture as Exhibits 4.3 and 4.4, respectively, in the Revised F-3.

General

3.	Please file as an exhibit a statement of eligibility of the trustee for the indenture on Form T-1. You may refer to Item 601(b)(2) of Regulation S-K for guidance. Alternatively, if you wish to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate a trustee on a delayed basis, please provide the undertaking required by Item 512(j) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully added the undertaking required by Item 512(j) of Regulation S-K under the caption of “Item 9. Undertakings” on pages II-3 of the Revised F-3.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick